SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 3 to

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

CANANDAIGUA NATIONAL CORPORATION

(Name of Issuer)

CANANDAIGUA NATIONAL CORPORATION

(Names of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

137143103

(CUSIP Number of Class of Securities)

Frank H. Hamlin, III

President and Chief Executive Officer
72 South Main Street

Canandaigua, New York 14424
(585) 394-4260

(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

Deborah J. McLean, Esq.

John D. Moragne, Esq.

Nixon Peabody LLP

1300 Clinton Square

Rochester, New York 14604

(585) 263-1307

Facsimile: (866) 947-0724

This statement is filed in connection with (check the appropriate box):

☐

a.

The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation

14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐

b.

The filing of a registration statement under the Securities Act of 1933.

☒

c.

A tender offer.

☐

d.

None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction:☒

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee
$3,736,327	$509.64(1)

(1)

Previously paid.

*

Calculated solely for the purpose of determining the filing fee, which was based upon the tender offer price of $161.00 per share for the eligible common stock as of June 26, 2013 multiplied by our estimate of the maximum number of shares to be purchased (23,207).

☐

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid:

N/A

Form or Registration No.:

N/A

Filing Party:

N/A

Date Filed:

N/A

Introduction and Explanatory Note

This Amendment No. 3 to the Transaction Statement on Schedule 13E-3 amends and supplements the Transaction Statement on Schedule 13E-3, as amended by Amendments No. 1 and No. 2 thereto (the “Schedule 13E-3”), filed with the Securities and Exchange Commission on July 1, 2013, July 18, 2013, and August 12, 2103, respectively, by Canandaigua National Corporation (the “Company”) in connection with the Company’s offer to purchase for cash shares of the Company’s common stock held by shareholders who owned 99 or fewer shares as of the close of business on June 26, 2013, pursuant to the offer to purchase, as amended, and the related letter of transmittal.  Except as otherwise noted below, no changes have been made to the Schedule 13E-3, the offer to purchase or the letter of transmittal.

This Amendment No. 3 is filed in satisfaction of the reporting requirements of Rule 13e-3(d) promulgated under the Securities Exchange Act of 1934, as amended, which requires that a final amendment to the Schedule 13E-3 be filed to report the results of the offer to purchase.  Except as otherwise noted below, no changes have been made to the Schedule 13E-3 or the offer to purchase and related documents, as amended, that were previously filed with the Securities and Exchange Commission as noted above.  Items 1 through 15 of the Schedule 13E-3, as amended, which incorporate by reference the information contained in the offer to purchase, as amended, are hereby amended as follows:

The offer to purchase expired at 5:00 p.m., Eastern Time, on August 26, 2013.  9,658 shares of the Company’s common stock were properly tendered. The Company has accepted all of the shares and will promptly purchase all of the tendered shares at the offer price of $161.00 per share, plus a $50 per shareholder bonus payment.  As a result of these transactions, the number of shareholders of record of the Company’s common stock has been reduced to fewer than 1,200 and the Company plans to file a Form 15 to terminate the registration of its common stock and its obligation to file reports under the Securities Exchange Act of 1934, as amended.

ITEM 16. EXHIBITS.

Exhibit No.

Description

16(a)(1)(i)

Amended Offer to Purchase*

16(a)(1)(ii)

Letter of Transmittal*

16(a)(1)(iii)

Form of Lost Stock Affidavit*

16(a)(1)(iv)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

16(a)(1)(v)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

16(a)(1)(vi)

Instruction Form For Shares Held by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

16(a)(1)(vii)

Form of Notice of Guaranteed Delivery*

16(a)(1)(viii)

Letter to Eligible Shareholders from Frank H. Hamlin, III, President and Chief Executive Officer, dated July 1, 2013*

16(a)(1)(ix)

Letter to All Shareholders from Frank H. Hamlin, III, President and Chief Executive Officer, dated July 1, 2013*

16(a)(1)(x)

Press Release dated August 12, 2013*

16(a)(1)(xi)

Press Release dated August 28, 2013

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CANANDAIGUA NATIONAL CORPORATION

By: /s/ Frank H. Hamlin, III

Frank H. Hamlin, III

President and Chief Executive Officer

Dated: August 28, 2013